                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended  December 31, 1998
                           -----------------------------------------------------

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from __________ to __________

                          Commission file number 1-724

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: PVH Associates Investment Plan For Residents Of The Commonwealth Of Puerto Rico

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Phillips-Van Heusen Corporation, 200 Madison Avenue, New York, New York 10016

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   PHILLIPS-VAN HEUSEN CORPORATION
                                   ASSOCIATES INVESTMENT PLAN FOR THE
                                   RESIDENTS OF THE COMMONWEALTH OF
                                   PUERTO RICO


Date:  June 28, 1999               By /s/  Pamela N. Hootkin
                                      ------------------------------------------
                                      Pamela N. Hootkin, Member of
                                      Administrative Committee

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico


                              Financial Statements



                     Years ended December 31, 1998 and 1997




                                    Contents

Report of Independent Auditors.............................................. F-2
Statements of Net Assets Available for Plan Benefits ....................... F-3
Statements of Changes in Net Assets Available for Plan Benefits ............ F-4
Notes to Financial Statements............................................... F-5


The Plan's investment asset are held in a Master Trust for which a separate report is filed with the Department of Labor. Accordingly, supplemental schedules of Asset Held for Investment Purpose and Reportable Transactions of the Master Trust have not been presented.

                         Report of Independent Auditors

Administrative Committee of the Plan
Phillips-Van Heusen Corporation
   Associates Investment Plan for Associates who are Residents of the Commonwealth of Puerto Rico

We have audited the accompanying statements of net assets available for plan benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Associates who are Residents of the Commonwealth of Puerto Rico as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

                                       /s/ Ernst & Young LLP

June 25, 1998

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico

              Statements of Net Assets Available for Plan Benefits


                                                           December 31
                                                        1998          1997
                                                   ----------------------------
Assets
Investments, at fair value (Notes A and E):
  Shares of registered investment companies:
    Equity Fund                                      $ 104,902      $  64,341
    Bond Fund                                           50,524         40,467
    Balanced Fund                                      111,363         80,547
    International Fund                                  17,322         15,706
  Common Stock--Employer Company Fund                  188,364        340,004
  Common Trust Fund *                                  126,496        124,666
  Participant loans receivable                          12,792         39,343
                                                   ----------------------------
Net assets available for plan benefits               $ 611,763      $ 705,074
                                                   ============================

* Consists of the Money Market Fund (Chase Manhattan Bank Domestic Liquidity
Fund).

See notes to financial statements.

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico

         Statements of Changes in Net Assets Available for Plan Benefits


                                                                             Year ended December 31
                                                                              1998          1997
                                                                           -------------------------
Additions
Contributions:
  Employer company, net of forfeitures                                     $  33,162      $  34,846
  Employees                                                                   87,653        117,550
                                                                         ----------------------------
                                                                             120,815        152,396
Interest and investment income                                                58,770         18,192
                                                                         ----------------------------
Total additions                                                              179,585        170,588
                                                                         ----------------------------

Deductions
Payments to participants                                                     178,171        100,812
                                                                         ----------------------------
Total deductions                                                             178,171        100,812
                                                                         ----------------------------

Net realized and unrealized (depreciation) appreciation of investments
                                                                             (94,725)        24,345
                                                                         ----------------------------
Net (decrease) increase                                                      (93,311)        94,121
Net assets available for plan benefits at beginning
  of year                                                                    705,074        610,953
                                                                         ============================
Net assets available for plan benefits at end
  of year                                                                  $ 611,763      $ 705,074
                                                                         ============================


See notes to financial statements.

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico
                  (formerly the Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates
              who are Residents of the Commonwealth of Puerto Rico)

                          Notes to Financial Statements

                                December 31, 1998


A. Description of the Plan

On July 1, 1996, the Phillips-Van Heusen Corporation Associates Investment Plan for Salaried Associates who are Residents of the Commonwealth of Puerto Rico was merged into the Phillips-Van Heusen Corporation Associates Investment Plan for Hourly Associates who are Residents of the Commonwealth of Puerto Rico. The name of the merged plan is the Phillips-Van Heusen Corporation Associates Investment Plan for Associates who are Residents of the Commonwealth of Puerto Rico (the "Plan").

The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering salaried clerical and hourly production associates of Phillips-Van Heusen Corporation (the "Company") who are residents of the Commonwealth of Puerto Rico, have at least one year of service (1,000 hours in a year) and are age 21 or older. The Plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each year, participants may contribute up to 10% of pretax annual compensation, as defined by the Plan. The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan.

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico

                    Notes to Financial Statements (continued)

A. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. One hundred percent of the Company's contributions are automatically invested in the common stock of the Company. In accordance with the provisions of the Plan, participants age 55 or older may direct the Company contributions into any of the Plan's investment options.

Vesting

Amounts attributable to Company contributions become vested on the participant's 65th birthday or if the participant's employment by the Company terminates by reason of the participant's death or permanent disability or the participant has completed five years of service with the Company.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions into any of six investment options. A participant may contribute a maximum of 25% of employee contributions into the Phillips-Van Heusen Corporation Common Stock Fund.

Participant Loans Receivable

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant's highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant's account. Interest is fixed for the term of the loan at the prime rate as of first business day of the month of application as published in The Wall Street Journal, plus 1%. Loan repayments are made through payroll deductions which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico

                    Notes to Financial Statements (continued)

A. Description of the Plan (continued)

Payment of Benefits

Participants entitled to final distributions generally will receive payment in the form of a lump-sum amount equal to the value of their vested account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

B. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Substantially all administrative expenses are paid by the company.

In accordance with the Rules and Regulations of the Department of Labor, investments are included in the accompanying financial statements at market value as determined by quoted market prices or at fair value as determined by Wachovia Bank, N.A. ("Wachovia") for the applicable Wachovia investment funds. Purchases and sales of securities are reflected on a trade date basis.

All assets of the Plan are held by Wachovia in the Company's Associates Investment Plan Master Trust (the "AIP Master Trust") and are segregated from the assets of the Company. The Plan shares in AIP Master Trust interest and investment income based upon its participants' shares of AIP Master Trust net assets available for plan benefits. The AIP Master Trust's investments include an interest contract with an insurance company that has been placed into conservatorship in 1991. In November 1998, the AIP Master Trust received its principal in the interest contract plus accrued interest, as defined in the conservatorship agreement. The Plan does not have a beneficial interest in this interest contract.

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico

                    Notes to Financial Statements (continued)

B. Significant Accounting Policies (continued)

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

C. Transactions with Parties-in-Interest

During the years ended December 31, 1998 and 1997, the AIP Master Trust purchased 56,702 and 41,891 shares, respectively, of the Company's common stock and received $197,777 and $205,332, respectively, from the Company as payment of dividends on its common stock. The AIP Master Trust also sold 14,961 and 58,705 shares of the Company's common stock during the years ended December 31, 1998 and 1997, respectively.

In connection with the merger of the Crystal Brands Plan on October 1, 1997, 52,112 shares of the Company's common stock were transferred into the AIP Master Trust.

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico

                    Notes to Financial Statements (continued)

D. Changes in the AIP Master Trust Net Assets Held by Fund

Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 1998 were as follows:


                                     Phillips-Van
                                     Heusen Corp.        Money
                                     Common Stock       Market           Bond         Balanced         Equity         International
                                         Fund            Fund            Fund           Fund            Fund              Fund
                                     -----------------------------------------------------------------------------------------------

Net assets at beginning of year ..   $ 19,905,879    $  9,046,544    $  2,314,921    $  9,387,001    $ 16,163,805    $  3,585,363
Interest and investment income ...        226,343         474,862         138,565       1,154,085       1,133,584         329,613
Contributions received:
  Employer Company, net of
    forfeitures ..................      1,894,714             632           1,355          17,426          31,368           5,185
  Employees ......................        325,015         561,378         320,057       1,226,067       2,101,123         622,425
Net realized and unrealized
  appreciation (depreciation) ....     (9,106,716)             --          21,757         455,901       3,577,455        (520,450)
Loans to participants, net of
  repayments .....................            594          (3,431)          9,072          35,206          39,529          13,351
Payments to participants .........     (3,113,510)     (2,527,309)       (497,432)     (1,427,011)     (2,549,482)       (365,871)
Transfers (to) from other
  accounts........................       (717,388)      4,418,474         (41,203)        683,068       1,026,645        (566,629)
                                     -----------------------------------------------------------------------------------------------
Net assets at end of year ........   $  9,414,931    $ 11,971,150    $  2,267,092    $ 11,531,743    $ 21,524,027    $  3,102,987
                                     ===============================================================================================
Plan's beneficial interest at
  end of year ....................   $    188,364    $    126,496    $     50,524    $    111,363    $    104,902    $     17,322
                                     ===============================================================================================

                                         Fixed
                                         Income           Loan
                                          Fund            Fund           Total
                                     ------------------------------------------------

Net assets at beginning of year ..   $  4,575,539    $  1,371,795    $ 66,350,847
Interest and investment income ...        377,524              --       3,834,576
Contributions received:
  Employer Company, net of
    forfeitures ..................             --              --       1,950,680
  Employees ......................             --              --       5,156,065
Net realized and unrealized
  appreciation (depreciation) ....             --              --      (5,572,053)
Loans to participants, net of
  repayments .....................             --         (94,321)             --
Payments to participants .........       (150,096)             --     (10,630,711)
Transfers (to) from other
  accounts .......................     (4,802,967)             --              --
                                     --------------------------------------------
Net assets at end of year ........             --    $  1,277,474    $ 61,089,404
                                     ============================================
Plan's beneficial interest at
  end of year ....................   $         --    $     12,792    $    611,763
                                     ============================================

Note: Certain funds above include investments in the Chase Manhattan Bank
      Domestic Liquidity Fund.

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico

                    Notes to Financial Statements (continued)

D. Changes in the AIP Master Trust Net Assets Held by Fund (continued)

Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 1997 were as follows:

                                       Phillips-Van
                                       Heusen Corp.         Money
                                       Common Stock        Market         Bond           Balanced         Equity      International
                                           Fund             Fund          Fund             Fund            Fund           Fund
                                       ---------------------------------------------------------------------------------------------

Net assets at beginning of year .....  $ 19,612,593    $  6,879,359   $  1,818,465    $  5,750,463    $  9,384,953    $  2,226,120
Interest and investment income ......       211,070         551,149        125,621         502,825         330,738         391,072
Contributions received:
  Employer Company, net of ..........     1,620,371         (51,060)            73          (2,835)        (11,499)            585
    forfeitures
  Employees .........................       423,500         670,327        350,969       1,193,105       1,963,385         646,476
Net realized and unrealized
  appreciation (depreciation) .......      (299,112)             --         18,814         854,817       2,721,432        (327,047)
Loans to participants, net of
  repayments ........................       (77,679)        (45,092)         4,773         (42,561)        (71,843)        (27,416)
Payments to participants ............    (1,962,154)     (1,707,477)      (255,224)       (802,958)     (1,332,908)       (279,685)
Transfers (to) from other accounts ..      (446,731)       (226,623)       (85,827)        236,828         427,253          95,100
Transfer from AIP of PVH (Crystal
  Brands Division) ..................       824,021       2,975,961        337,257       1,697,317       2,752,294         860,158
                                       ---------------------------------------------------------------------------------------------
Net assets at end of year ...........  $ 19,905,879    $  9,046,544   $  2,314,921    $  9,387,001    $ 16,163,805    $  3,585,363
                                       =============================================================================================
Plan's beneficial interest at
  end of year .......................  $    340,004    $    124,666   $     40,467    $     80,547    $     64,341    $     15,706
                                       =============================================================================================

                                          Fixed
                                         Income           Loan
                                          Fund            Fund           Total
                                      ---------------------------------------------

Net assets at beginning of year ..... $         --   $    969,816   $ 46,641,769
Interest and investment income ......      106,016             --      2,218,491
Contributions received:
  Employer Company, net of                      --             --      1,555,635
    forfeitures .....................
  Employees .........................           --             --      5,247,762
Net realized and unrealized
  appreciation (depreciation) .......           --             --      2,968,904
Loans to participants, net of
  repayments .......................            --        259,818             --
Payments to participants ............           --             --     (6,340,406)
Transfers (to) from other accounts ..           --             --             --
Transfer from AIP of PVH (Crystal
  Brands Division) ..................    4,469,523        142,161     14,058,692

                                      ---------------------------------------------
Net assets at end of year ........... $  4,575,539   $  1,371,795   $ 66,350,847
                                      =============================================
Plan's beneficial interest at
  end of year ....................... $         --   $     39,343   $    705,074
                                      =============================================

Note: Certain funds above include investments in the Chase Manhattan Bank Domestic Liquidity Fund.

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico

                    Notes to Financial Statements (continued)

E. Assets of the Plan

Assets of the Plan are included in the assets of the AIP Master Trust held by the trustees. The assets of the AIP Master Trust are presented in the following table. Investments that represent 5% or more of the AIP Master Trust's total net assets are identified by an asterisk.

                                                                         December 31,
                                                                    1998             1997
                                                              --------------------------------
Investments at fair value as determined by quoted market
  price:
  Shares of registered investment companies:
    Fidelity Growth & Income Portfolio,
      469,513 and 424,247 shares, respectively                  $ 21,524,027*  $ 16,163,805*
    Fidelity Intermediate Bond Fund,
      220,576 and 227,623 shares, respectively                     2,267,092      2,314,921
    Fidelity Puritan Fund, 574,442 and 484,360 shares,
      respectively                                                11,531,743*     9,387,001*
    Templeton Foreign Fund, 369,842 and 360,337 shares,
      respectively                                                 3,102,987*     3,585,363*
  Phillips-Van Heusen Corp. Common Stock Fund
    1,304,634 and 1,394,679 shares, respectively                   9,414,931*    19,905,879*
Investments at estimated fair value:
  Common Trust Fund                                               11,971,150*     9,046,544*
  Promissory notes (participant loans)                             1,277,474      1,371,795
  Non-performing interest contract                                        --      4,575,539*
                                                              --------------------------------
Total net assets                                                $ 61,089,404   $ 66,350,847
                                                              ================================
Plan's beneficial interest                                      $    611,763   $    705,074
                                                              ================================

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico

                    Notes to Financial Statements (continued)

F. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 12, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

G. Differences Between Plan Financial Statements and Form 5500

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                             December 31,
                                                                         1998            1997
                                                                    ------------------------------
  Net assets available for plan benefits as reported on the
    financial statements                                              $ 611,763       $ 705,074
  Less amounts allocated to withdrawn participants at the end of
    the year                                                             (9,089)        (24,529)
                                                                    ------------------------------
  Net assets available for plan benefits as reported on the Form
    5500                                                              $ 602,674       $ 680,545
                                                                    ==============================

                                                                                          Year ended
                                                                                         December 31,
                                                                                             1998
                                                                                       ---------------

  Benefits paid to participants per the financial statements                              $ 178,171
  Add amounts allocated to withdrawn participants
     at December 31, 1998                                                                     9,089
  Less amounts allocated to withdrawn participants
     at December 31, 1997                                                                   (24,529)
                                                                                       ---------------
  Benefits paid to participants per the Form 5500                                         $ 162,731
                                                                                       ===============

Amounts allocated to withdrawn participants on the Form 5500 represent benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                         Phillips-Van Heusen Corporation
                    Associates Investment Plan for Associates
              who are Residents of the Commonwealth of Puerto Rico

                    Notes to Financial Statements (continued)


H. Year 2000 (Unaudited)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by the end of 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by the end of 1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

                                  EXHIBIT INDEX

Exhibit No.         Description
-----------         -----------

    1               Consent of Independent Auditors